

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2018

Mark Kempa
Chief Financial Officer
Norwegian Cruise Line Holdings Ltd.
7665 Corporate Center Drive
Miami, FL 33126

  Re: Norwegian Cruise Line Holdings Ltd.
   Form 10-K for the Fiscal Year Ended December 31, 2017
   File Nos. 001-35784

Dear Mr. Kempa:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Transportation and Leisure